

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2024

Ronald Gutstein
Chief Executive Officer
COtwo Advisors Physical European Carbon Allowance Trust
140 Elm Street, Suite 6
New Canaan, CT 06840

      Re: COtwo Advisors Physical European Carbon Allowance Trust
            Amendment No. 2 to Registration Statement on Form S-1
            Filed April 4, 2024
            File No. 333-271910

Dear Ronald Gutstein:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary
The Trust, page 1

1.   Refer to your response to comment 3 that the Sponsor will determine the contents, manner and time of notice of any material Trust Agreement amendment, including to increase the Sponsor's Management Fee and that "[s]uch notice may be provided on the Trust's website, prospectus supplement, post-effective amendment or through a current report on Form 8-K and/or in the Trust's annual or quarterly reports within a reasonable time of a material amendment." Please revise to clarify whether the investors will receive any notification prior to a material amendment to the Trust Agreement and clarify that any material changes will be disclosed such that you satisfy your Exchange Act reporting obligations.

EUAs and the EUA Industry
Pricing of Allowances and Trading Volume, page 29

2. Refer to your response to comment 9. Please revise to describe the EEX policies regarding whether adjustments will be made to the EUA End of Day Index published and to disclose how the EEX evaluates its methodology. In addition, we note your disclosure that "[a]fter a Theoretical Price is determined, it is then validated against the actual market situation at the relevant time, if available." Please revise to clarify what you mean by "relevant time."

Creation and Redemption of Shares, page 34

3. We note your revised disclosure on page 34 that "[f]or a creation or redemption in cash, the Sponsor shall arrange for the EUAs represented by the baskets to be purchased from, or sold to, a Liquidity Provider Selected by the Sponsor." Please describe how the Sponsor selects a Liquidity Provider, identify the Liquidity Providers the Sponsor has selected and describe the material terms of the agreements with the Liquidity Providers. Also disclose whether any of the Liquidity Providers are affiliated with or have any material relationships with any of the Authorized Participants or the Sponsor.

Please contact Bonnie Baynes at 202-551-4924 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-3666 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Eric D. Simanek